UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 30, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Federated National Holding Company

File No. 0-25001 - CF#34419

_____

Federated National Holding Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2016, as amended.

Based on representations by Federated National Holding Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	10.1	through	November 30, 2020
Exhibit	10.2	through	November 30, 2020
Exhibit	10.3	through	November 30, 2020
Exhibit	10.4	through	November 30, 2020
Exhibit	10.5	through	November 30, 2020
Exhibit	10.6	through	November 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary